

May 08, 2022

NATIVE SAN & COMPANY, LLC
Employees' Securities Company
Securities Exchange Commission C.I.K.# 0001917699
Employer Identification Number: 87-1772940
% 2501 MASTIN LAKE RD NW, UNIT# 3563
HUNTSVILLE, AL 35810-5025

Mailing Address:
P.O. BOX 3563
HUNTSVILLE, AL 35810

Please see Attached:
International promissory note (UNCITRAL Convention)

International promissory note No: 10481-14-06-23-2-002-089.000-425781

Tender in terms of International promissory note (UNCITRAL CONVENTION) Articles 1-10, Articles 11, 12, 13, 14(1), Articles 36, 39, 46(3), 47-4(c) and Articles 55, the Negotiable Instrument Act, 1881; Public Law 73-10, Chapter 48, 48 Stat §112, (Gold Reserve Act), U.C.C. Article 9; 31 C.F.R. §225.2 – Government Obligations; 31 U.S.C. §5118 (d)(2); 31 U.S.C. §463, Public Law 97-258; U.C.C. Article 4 §302; 18 U.S.C. §8; 12 U.S.C. §411; Securities Act § 2(1), 3(a)(3); Congressional Statutes A Large, Title 62, Positive Law; 31 U.S.C. §5312; U.C.C. 2-§304; 12 U.S.C. §1831n (a)(2)(A) – Uniform accounting principles consistent with G.A.A.P.; 12 U.S.C. §1813(1)(1) DEPOSIT, money or its equivalent; Public Policy; AND settlement in terms of the United States Supreme High Court of Justice, Rule 45.

BE IT KNOWN that this instrument is NOT a check DO NOT run it through MICR Reader. Pass on to the CHIEF FINANCIAL OFFICER or principal who can perform a BANKER'S ACCEPTANCE of the instrument which is being presented for performance/acceptance. Negotiate this discharge item through the back office for settlement via the pass-thru account at that Treasury window under public policy for discharge of debt in accordance with HJR 192 June 5, 1933, 73rd Congressional Congress 1ST Session and amended policies.

Accompanied with SF-28, SF-1416, SF-1418, OF-90, OF-91
And Preferred Stock # 108-1983-000070

All Assets regarding this transaction have been Pledged to or for the Account of the United States. This instrument along with other documents accompanied with IRS Forms have been processed with the Department of the Treasury – Internal Revenue Service in advance prior to submitting to Payee, in order to prevent "tax avoidance" and to initiate "Tax Liabilities" regarding said transaction.